GoodRx Holdings, Inc.

223 Wilshire Blvd., Suite 990

Santa Monica, CA 90401

September 18, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Matthew Derby Jan Woo Kathryn Jacobson Robert Littlepage

Re:	GoodRx Holdings, Inc. Registration Statement on Form S-1, as amended (File No. 333-248465) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-248465) (the “Registration Statement”) of GoodRx Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on September 22, 2020, or as soon as practicable thereafter, or at such later time as the Company may orally request via telephone call to the staff of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Benjamin J. Cohen at (212) 906-1623 or, in his absence, Ross McAloon at (714) 755-8051.

We understand that the staff of the Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Benjamin J. Cohen of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours, GoodRx Holdings, Inc.

By:	/s/ Karsten Voermann
Name:	Karsten Voermann
Title:	Chief Financial Officer